NO ACT

PE
12-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001055

Received SEC

JAN 0 9 2009

Washington, DC 20549

January 9, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-9-09

Re: General Electric Company
Incoming letter dated December 8, 2008

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2008 concerning the shareholder proposal submitted to GE by the GE Stockholders' Alliance, Leo A. Drey, Mary Elizabeth Ford, Ann Stewart, Betty F. Weitz, and Faith Young. We also have received a letter from the GE Stockholders' Alliance dated December 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

B

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patricia T. Birnie
Chair
GE Stockholders' Alliance

*** FISMA & OMB Memorandum M-07-16 ***

Leo A. Drey

*** FISMA & OMB Memorandum M-07-16 ***

Mary Elizabeth Ford

*** FISMA & OMB Memorandum M-07-16 ***

Ann Stewart

*** FISMA & OMB Memorandum M-07-16 ***

Betty F. Weitz

*** FISMA & OMB Memorandum M-07-16 ***

Faith Young

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2008

The proposal requires that GE prepare a report addressing the potential costs and benefits to the company of divesting its nuclear energy investment in the near future, and of investing instead in renewable energy.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GE Stockholders' Alliance

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: -- *Shareowner proposal of the GE Stockholders' Alliance*
-- *Exchange Act of 1934 --- Rule 14a-8*

Dear Sir or Madam:

As proponents of *"Financial Risks of Commercial Nuclear Component Manufacture,"* submitted by the GE Stockholders' Alliance to General Electric Company for inclusion at the 2009 GE Annual Meeting, we submit the following statements in support of the inclusion of this proposal in the Proxy statement and its consideration at the Company meeting.

Contrary to the allegations of Ronald O. Mueller of Gibson, Dunn & Crutcher LLP in his letter dated December 8, 2008, we maintain that the above-mentioned proposal meets the criteria and limitations of Rule 14a-8(k) and Staff Legal Bulletin No. 14D, and therefore should be included in GE's 2009 proxy statement and Annual Meeting. While our proposal does not specifically state that GE has had a policy of conducting nuclear business for over 60 years, we would be happy to add that sentence to our resolution.

General Electric began fission research in 1940. GE was the prime contractor for construction and management of nine reactors to mass produce plutonium at Hanford, Washington, starting in 1946, at the behest of the Government. In 1955 it began construction of the first commercial nuclear power plant in Dresden, IL. Thirty-four GE Boiling Water Reactors are currently operating at 23 nuclear power plants in the U.S., and additional GE BWRs are in operation abroad. It is obvious that it has been a GE policy decision to remain in the nuclear power business through the years, especially since its initial years were at the support of the Government. It is through Government subsidies that GE has been able to maintain its nuclear businesses.

If the Company had reviewed the financial risks of nuclear power from an "ordinary business" perspective, GE would not have chosen to remain in this extremely risky and non-profitable business. Even insurance companies were and remain unwilling to offer adequate liability coverage for nuclear power plants, and therefore the government assumed the major risk via the Price Anderson Act, still in effect.

The proposal is intended to offer the Company a business-like way of facing the reality of the poor economics and high risks of its participation in nuclear power, and to maximize its already proven ventures into alternative energy production. We as shareowners have a vested interest in the Company's maximizing its profits. So we, as shareowners, have a right and responsibility to press the Company to be open in the way it conducts its businesses, and to establish a policy on energy systems that will provide the least risk and the highest profit for the Company and its shareholders.

Environmental and health risks of nuclear power contribute to its undesirability as a product offered by General Electric. However, because of space and word limitations, it was necessary to limit our discussion to the language we felt the Company and its shareholders would find most meaningful.

Climate change makes it urgent for the U.S. to provide leadership toward an energy policy that will guarantee the future health of the planet. General Electric has already made great strides in Company-wide policies to be more energy efficient and to improve product efficiency designed to assure a low carbon footprint. (See GE's Ecomagination on line or in print.) The Company's expanding participation in the development of wind power demonstrates that management is on the right track. However, as a part of the goal of achieving safe energy, we believe that GE must change its nuclear power policy in order to be the safe energy industry leader that our country desperately needs.

Regarding page 8 of Mr. Mueller's December 8 letter, under **II. The Proposal May Be Excluded . . . under New York Law,** we would willingly re-word the proposal to be a request. It would then read: "Therefore: We request that GE shall prepare a report for shareowners. . . ."

In conclusion, we maintain that we are addressing a policy issue of the General Electric Company, one that could have great impact on the Company and its shareowners. We believe the inclusion of this proposal at the GE 2009 Annual Meeting is in the best interests of GE, GE shareowners, and the general public. There can be no issue of greater importance to everyone than a Safe Energy Policy, and GE can be the leader in our country to make this possible.

Thank you, in advance, for your concurrence with our position.

Sincerely,

Patricia T. Birnie

Patricia T. Birnie, Chair
GE Stockholders' Alliance

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
Craig T. Beazer, General Electric Company
Leo A. Drey
Mary Elizabeth Ford
Ann Stewart
Betty F. Weitz
Faith Young

Financial Risks of Commercial Nuclear Component Manufacture

Whereas: General Electric continues its investment in commercial nuclear manufacturing, a high risk to shareholder investment;

Whereas: volatile world financial markets indicate greater risks for nuclear investment;

Whereas: Standard & Poore's projects two additional points of interest rate to be paid for utility nuclear projects because of higher risk, compared to other electricity sources (Standard & Poor's, "Which Power Generation Technologies Will Take The Lead In Response To Carbon Controls?" May 11, 2007);

Whereas: Fitch ratings agency, downgraded one utility because of additional nuclear capacity plans (pr-inside.com, "Fitch Revises SCANA & Subsidiaries' Rating Outlook to Negative" 8/4/08, http://www.pr-inside.com/print737789.htm);

Whereas: Michael Wallace, vice chair of Constellation Energy and of UNE, said, ". . .to be clear, we cannot move forward without federal loan guarantees," and other utility executives have agreed with this perspective, and that these federal guarantees may be rescinded at any point (Edmund Andrews & Matthew Wald, "Energy Bill Aids Expansion of Atomic Power," NY Times, 7/31/07);

Whereas: it has been 51 years since the nuclear industry first obtained subsidized insurance from the U.S. Government, via the Price Anderson Act. The industry still relies on it. The Act limits the liability to below ten percent of potential property exposure claims. The Act excludes reimbursement of health claims. This Act may be deemed insufficient by Congress in the future, especially if there is even one large claim that exceeds the coverage;

Whereas: a 2006 study by Brice Smith of the Institute for Energy and Environmental Research, concluded about the risk of a core meltdown at a nuclear reactor, if 1000 more reactors are built, "By 2050, the probability of at least one such accident having occurred would be greater than 75 percent," assuming a ten-fold improvement over past experience;

Whereas: GE is on record as losing profit of $500 million on their Boiling Water Reactor program, through 1978, and losses perhaps persist since; (source: U.S. House of Representatives Committee on Government Operations, "Nuclear Power Costs," U.S. GPO 26 April 1978, p. 40);

Whereas: electrical supply competition has increased dramatically, with already lower-cost wind electricity, decreasing solar photovoltaic and solar thermal costs and with already lower-cost energy efficiencies, nuclear energy has become financially obsolete as an option and the extent of its obsolescence is increasing each year;

Therefore: GE shall prepare a public report within nine months, considering these issues and the benefit to the Company to immediately cease execution of orders for new reactors, divest itself of its commercial nuclear energy investment by 2012, and shall instead focus on increasing revenues of its renewable energy divisions. This report may exclude proprietary information in its public published version.

Supporting Statement: GE's highly successful business in wind and other alternative energy, as reported in Ecomagination, leads the true economically and environmentally beneficial road to our energy future.

Submitted by GE Stockholders Alliance, *** FISMA & OMB Memorandum M-07-16 *** 10/30/08

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 8, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of GE Stockholders Alliance*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from shareowners calling themselves the GE Stockholders Alliance (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal reads:

> Therefore: GE shall prepare a report for shareholders that will address these issues and the potential costs and benefits to the Company of divesting its nuclear energy investment in the near future and of investing instead in renewable energy. This report shall be due within nine months of the date of the passage of this resolution, and may exclude proprietary information in its public published version.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations. In the event that the Staff does not concur in our view, we request that the Staff concur that the Proposal may be excluded pursuant to Rule 14a-8(i)(1) as not being a proper subject for shareowner action under New York law.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareowner oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal Involves Ordinary Business Matters Because it Relates to an Assessment of Risks

The Proposal and statements in support thereof are focused on an internal review of potential economic risks and liabilities from the Company's existing operations. The "Whereas" clauses and supporting statement accompanying the Proposal assert that the Company's "investment" in the manufacture of nuclear reactors and related components generates "a high risk to shareholder investment," state that questions exist regarding the economic viability and potential liability of the commercial nuclear energy industry, and suggest by way of contrast that the Company's renewable energy businesses are economically and environmentally beneficial. The Proposal itself requests a report on the "costs and benefits <u>to the Company</u>" (emphasis added) of divesting "its nuclear energy investment" and of expanding its investment in the Company's renewable energy businesses.

The Proposal and statements in support thereof do not focus on the Company minimizing or eliminating operations that may adversely affect the environment or the public's health. Instead, the "Whereas" clauses and supporting statement recognize that the Company is only a manufacturer of products and components used by the commercial nuclear industry; they do not assert that the Company's manufacturing operations affect the environment or public health. Thus, the Proponent also does not assert that implementation of the Proposal will minimize or eliminate operations that affect the environment or public health. The Proposal focuses instead on whether it is a worthwhile "investment" for the Company to continue to manufacture products for the commercial nuclear industry or whether other lines of business may be more profitable.

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff set forth the standard it applies in evaluating whether proposals such as the Proposal implicate significant policy issues or ordinary business matters, as follows:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company

> faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under [R]ule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Staff also stated in SLB 14C that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."

A long and well-established line of no-action letters demonstrates that shareowner proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Co.* (*Church of the Brethren Benefit Trust*) (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting a report describing the reputational and financial impact of an environmental policy under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). In *The Dow Chemical Co.* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability . . . ." In concurring with the exclusion of the proposal, the Staff noted that it related to an evaluation of risks and liabilities. *See also Bear Stearns* (avail. Feb. 14, 2007) (proposal requesting a report on the costs, benefits and impacts of the Sarbanes-Oxley Act on Bear Stearns was excludable under Rule 14a-8(i)(7) as relating to ordinary business operations); *Hewlett-Packard Co.* (avail. Dec. 12, 2006) (concurring with the exclusion of a shareowner proposal requesting a report on the development of the company's policy on greenhouse gas emissions because it related to an "evaluation of risk"); *Boeing Co.* (avail. Feb. 25, 2005) (concurring with the exclusion of a proposal related to a request for estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the previous five years).

Although the Proposal addresses the Company "divesting its nuclear energy investment," it does not request that the Company "minimiz[e] or eliminat[e] operations that may adversely affect the environment or the public's health." Instead, the Proposal focuses on what the Proponent characterizes as "a high risk to shareholder investment" from those operations, and the Proposal in fact is entitled, "Financial Risks of Commercial Nuclear Component Manufacture." In asking for a financial assessment of whether the Company should continue to pursue a particular line of business or should instead divest that investment, the Proposal is similar to the one that the Staff in *Avista Corp.* (avail. Mar. 12, 2007) concurred could be excluded as implicating the company's ordinary business operations. There, the proposal requested that the company prepare a report "on the impact on the company of certain dams, and that this study should expressly include an evaluation of the company's assets that affect Spokane Falls." Just as with the supporting statement to the Proposal, the supporting statement in *Avista* noted the increasing use of alternative energy sources such as wind and solar power, asserted that the company's dams present "ongoing costs" and stated that "it is timely for Avista to relook at its dams as part of its energy-producing portfolio," clearly suggesting that the company's "study of assets" should consider eliminating its dams. Citing SLB 14C, the company in *Avista* noted that the proposal there, as with the Proposal in the current case, called for an evaluation of the financial impact on the company of specific operations.

In addition, the Proposal calls for the report to address the potential costs and benefits to the Company from "investing instead in renewable energy." By seeking a comparison of the financial risks and benefits of pursuing one course of business over another, the Proposal is similar to that considered in *TXU Corp.* (*Connecticut Retirement Plans and Trust Funds*) (avail. Apr. 2, 2007). As with the Proposal, the proposal in *TXU* focused on "the costs to the company" of devoting resources to one business initiative (pursuing various energy efficiency initiatives) versus maintaining and developing another business initiative (its existing and proposed energy generation operations), and the supporting statement implied that the various energy-efficient measures could diminish the value of TXU's proposed new generation development programs. The company argued that the "risk versus benefit" report of the type addressed in the proposal and supporting statement implicated management's business judgment concerning economic risk and thus was excludable under the Staff's interpretations of Rule 14a-8(i)(7), and the Staff concurred that the company could exclude the proposal. Likewise, in *Wyeth* (avail. Jan. 8, 2008), the proposal requested a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's decision as to whether or not to pursue certain business opportunities (the company's decision to limit the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents). Noting that the proposal sought an "evaluation of risks," the Staff concurred that the proposal implicated Wyeth's ordinary business operations and therefore was excludable under Rule 14a-8(i)(7).

While the Proposal does not specifically request an evaluation of "risks," but instead focuses on "potential costs and benefits," other no-action letters make it clear that the Staff looks beyond whether the shareowner proposal refers specifically to an assessment of risk and instead looks to the underlying focus of the proposal. For example, in *Pulte Homes Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response" to rising regulatory, competitive, and public pressure to increase energy efficiency. *See also Great Plains Energy Inc.* (avail. Feb. 27, 2007) (proposal demanding a "financial analysis of the impact" of a carbon dioxide emissions tax was excludable as calling for an evaluation of risk); *Wells Fargo & Co.* (*SEUI*) (avail. Feb. 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change was excludable because it called for an evaluation of risk); *The Dow Chemical Co.* (*Church of the Brethren Benefit Trust*) (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareowner proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities). As with the proposals at issue in these letters, the Proposal asserts that questions exist as to the possible economic consequences of various factors on one line of the Company's manufacturing operations and suggests that there are fewer economic risks and greater potential benefits in the Company's renewable energy manufacturing operations. *See Hewlett-Packard Co.* (avail. Dec. 12, 2006) (concurring with the exclusion of a shareowner proposal requesting a report on the development of the company's policy on greenhouse gas emissions, including the "costs and benefits" to Hewlett-Packard of its greenhouse gas policy). Thus, the Proposal is excludable because it focuses on the Company engaging in an internal assessment of the financial risks of its ordinary business operations.

B. The Proposal Involves Ordinary Business Operations Because It Relates to the Company's Decisions Regarding Investment Choices Among Different Technologies

As stated above, the Proposal requests that the Company prepare a report that addresses the potential costs and benefits to the Company of investing further in its renewable energy business and divesting its nuclear energy investment. Thus, the Proposal seeks to involve shareowners in decisions regarding in which technologies the Company should invest. Decisions as to which technologies are economically viable for the Company to pursue properly rest with the Company's management and should not be the subject of a shareowner proposal. These decisions involve operational and business matters that require the judgment of experienced management and scientists. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions and are not the type of issue that shareowners are in a position to appropriately evaluate.

Thus, on numerous occasions the Staff has allowed omission of a proposal under Rule 14a-8(i)(7) because the proposal relates to a company's choice of technologies. For example, in *WPS Resources Corp.* (avail. Feb. 16, 2001), the Staff permitted the exclusion of a shareowner proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (*i.e.*, the choice of technologies)." Similarly, the Staff concluded in *Union Pacific Corp.* (avail. Dec. 16, 1996) that a shareowner proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it concerned the development and adaptation of new technology for Union Pacific's operations. *See Burlington Northern Santa Fe Corp.* (avail. Jan. 22, 1997) (similar proposal excluded because it concerned the development and adaptation of new technology); *see also Applied Digital Solutions* (avail. Apr. 25, 2006) (proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety and financial security was excludable as relating to ordinary business operations (*i.e.*, product development)); *International Business Machines Corp.* (avail. Jan. 6, 2005) (permitting exclusion of a proposal requesting that the company employ specific technological requirements in its software as it related to IBM's ordinary business operations (*i.e.*, the design and development of IBM's software products)).

C. *Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters*

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). Even though the Staff previously has taken the position that matters relating to nuclear energy may raise significant social policy issues, it also has concurred that proposals touching upon nuclear energy are excludable where the focus of the proposal is on ordinary business decisions. *See, e.g.*, *Carolina Power & Light* (avail. Mar. 8, 1990) (proposal requesting a report regarding specific aspects of the Company's nuclear operations relating to, *inter alia*, safety, regulatory compliance, emissions problems, hazardous waste disposal and related cost information was excludable as implicating the company's ordinary business operations); *General Electric Co.* (avail. Feb. 2, 1987) (proposal on preparing a cost-benefit analysis of the Company's nuclear promotion from 1971 to present, including costs related to lobbying activity and the promotion of nuclear power to the public was excludable as implicating ordinary business matters); *Pacific Gas & Electric Co. (Rattner)* (avail. Feb. 8, 1984) (proposal relating to obtaining appropriate levels of insurance at The Diablo Canyon Nuclear Power Plant to allow an adequate rate of dividends in the event of a serious accident at the plant was excludable as relating to the conduct of the company's ordinary business operations (*i.e.*, the determination of the proper amount of accident insurance)).

The Proposal focuses on financial risks to the Company in connection with the Company's ordinary business operations. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the proposal mentions nuclear operations does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the financial and business risks the Company faces as a result of its ordinary business operations. Accordingly, based on the precedents described above, we believe that the Proposal properly may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

II. The Proposal May Be Excluded under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareowners under New York Law.

The Proposal properly may be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareowner proposal if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." The Proposal is not stated in precatory language such that it requests or recommends action. Rather, the Proposal would mandate that certain actions be taken: "Therefore: GE shall prepare a report for shareholders . . . ."

The Company is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to the specified powers in the certificate of incorporation. Consequently, because the Proposal does not allow the Company's Board of Directors to exercise its judgment in managing the Company, it is not a proper subject for action by shareowners under the laws of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violates Rule 14a-8(i)(1). For example, in *International Paper Co.* (avail. Mar. 1, 2004), the Staff concurred that a shareowner proposal requiring that none of the five highest paid executives nor any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (indicating that a proposal requiring the board of directors to split a corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co.* (*Quintas*) (avail. Mar. 13, 2002) (indicating that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

This letter also serves as confirmation for purposes of Rule 14a-8(i)(1) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the subject matter of the Proposal is not a proper subject for action by the Company's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposal is not properly excludable on this and the other basis set forth above, we respectfully request that the Staff require that the Proposal be revised as a recommendation or request and concur with our view that the Proposal may be excluded if it is not so revised within seven days of the Proponent's receipt of the Staff's response.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/rom
Enclosures

cc: Craig T. Beazer, General Electric Company
Patricia T. Birnie, GE Stockholders Alliance
Leo A. Drey
Mary Elizabeth Ford
Ann Stewart
Betty F. Weitz
Faith Dorsey Adams Young

100565341_3.DOC

EXHIBIT A

GE Stockholders Alliance

*** FISMA & OMB Memorandum M-07-16 ***

October 30, 2008

RECEIVED

NOV 04 2008

B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

The **GE Stockholders Alliance** is an owner of 7.6099 shares of General Electric stock. I will be glad to provide verification of ownership if you should need it.

The **GE Stockholders Alliance** intends to file the resolution entitled **"Financial Risks of Commercial Nuclear Component Manufacture"** for consideration and action by the stockholders at the next annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

Patricia T. Birnie

GE Stockholders Alliance
c/o Patricia T. Birnie

*** FISMA & OMB Memorandum M-07-16 ***

cc: Securities and Exchange Commission

Financial Risks of Commercial Nuclear Component Manufacture

Whereas: General Electric continues its investment in the manufacture of nuclear reactors and related components, generating a high risk to shareholder investment;

Whereas: volatile world financial markets indicate increasing risks from nuclear power investment;

Whereas: Standard & Poor's predicts that two additional points of interest rate would be required for utility nuclear projects because of their high risk, compared to other electricity sources (Standard & Poor's Viewpoint: "Which Power Generation Technologies Will Take the Lead in Response to Carbon Controls?" May 11, 2007);

Whereas: the Fitch ratings agency recently downgraded one electric utility because of its additional nuclear capacity plans ("Fitch Revises SCANA & Subsidiaries' Rating Outlook to Negative," 8/4/08, http://www.pr-inside.com/print737789.htm);

Whereas: Michael Wallace, vice chair of Constellation Energy and UNE, said, ". . . to be clear, we cannot move forward without federal loan guarantees"; other utility executives agree; and such guarantees could be rescinded (Edmund Andrews and Matthew Wald, "Energy Bill Aids Expansion of Atomic Power," NY Times, 7/31/07);

Whereas: the commercial nuclear industry has depended upon federally-subsidized accident insurance since 1957 when the U.S. Congress first passed the Price-Anderson Act. In its most recent iteration, passed in 2005, the Act limits liability to below ten percent of potential property exposure claims and excludes reimbursement of health claims, and this Act may be rescinded by Congress;

Whereas: GE was the subject of a Congressional inquiry for its losses of $500 million from the 1950s through the late 1970s for its nuclear reactor program, and GE risks such losses again (U.S. House of Representatives Committee on Government Operations, "Nuclear Power Costs," U.S. GPO 26 April 1978, p. 40);

Whereas: a 2006 study published by the Institute for Energy and Environmental Research concluded that, if 1000 more reactors were built, the probability would be greater than 75 percent that at least one reactor core meltdown would occur by 2050, even with a ten-fold improvement in reactor operation;

Whereas: electrical supply competition is accelerating dramatically, with technological advances and cost reductions in renewable energy sources, including wind, solar and enhanced geothermal; and through increased energy efficiency;

Therefore: GE shall prepare a report for shareholders that will address these issues and the potential costs and benefits to the Company of divesting its nuclear energy investment in the near future, and of investing instead in renewable energy. This report shall be due within nine months of the date of the passage of this resolution, and may exclude proprietary information in its public published version.

Supporting Statement: GE's growing success in producing wind as a renewable energy technology provides evidence that financially viable, environmentally sound alternatives to nuclear power are achievable. GE's "Ecomagination" reports safe and clean energy sources are needed and are available to provide an economically and environmentally beneficial road to our energy future and to protect the nation and the planet. 477 words

Submitted by **GE Stockholders Alliance,** *** FISMA & OMB Memorandum M-07-16 *** 10/30/08

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 14, 2008

VIA OVERNIGHT MAIL
GE Stockholders Alliance
c/o Patricia T. Birnie

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Birnie:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 4, 2008 a letter regarding a shareowner proposal from GE Stockholders Alliance entitled "Financial Risks of Commercial Nuclear Component Manufacture" for consideration at the Company's 2009 Annual Meeting of Shareowners.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to the attention of the GE Stockholders Alliance. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that persons who wish to submit shareowner proposals must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the GE Stockholders Alliance is the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof of the GE Stockholders Alliance's ownership of Company shares satisfying Rule 14a-8's ownership requirements as of the date that the GE Stockholders Alliance's letter was submitted to the Company.

To satisfy Rule 14a-8's ownership requirements, the GE Stockholders Alliance must provide sufficient proof of its ownership of Company shares as of the date the GE Stockholders Alliance's letter was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which the GE Stockholders Alliance provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the GE Stockholders Alliance's shares (usually a broker or a bank) verifying that, as of the date the GE Stockholders Alliance submitted its letter to the Company, the GE Stockholders Alliance continuously held the requisite number of Company shares for at least one year; or

- if the GE Stockholders Alliance has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the GE Stockholders Alliance's ownership level.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to satisfy this requirement under Rule 14a-8(b), the GE Stockholder's Alliance must submit a written statement that it intends to continue holding the requisite number of shares through the date of the 2009 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GE Stockholders' Alliance

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2008

Craig T. Beazer, Counsel, Corporate & Securities
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Beazer:

Regarding your letter dated November 14, 2008, I enclose documentation to satisfy the alleged procedural deficiencies relating to the SEC regulations for our filing the shareowner proposal, **"Financial Risks of Commercial Nuclear Component Manufacture"** for inclusion in the GE Annual Meeting in 2009.

As stated in our filing letter, dated October 30, 2008, the GE Stockholders' Alliance (GESA) holds 7.6099 shares of GE stock. I obtained that figure by accessing the GESA account at BNY Mellon via internet on that date. I enclose a copy of the recent statement of GESA stock ownership sent by the Bank of New York on November 4, 2008, but the tally was dated as of October 27, 2008.

The GESA has owned GE stock continuously for many years, as your own records must show. The enclosed copy of the 1998 Tax Year Statement is proof that GESA has owned GE stock for far more than one year.

The GESA plans to retain ownership of this stock through the 2009 GE Annual Meeting and well beyond.

We are well aware of the SEC requirement that filers of shareholder proposals must own $2,000 worth of stock. This is why the GESA sought co-sponsorship of our proposal from members of the GESA. To my knowledge, at least 4 members of our Alliance have co-filed, any one of which hold enough shares to satisfy the requisite $2,000 worth of GE stock.

If you should need any further information, please do not hesitate to contact me.

Thank you,

Sincerely,

Patricia T. Birnie

Patricia T. Birnie, Chair, GESA

Enclosures: GE Quarterly Statement
Tax Form from 1998

Leo A. Drey *** FISMA & OMB Memorandum M-07-16 ***

October 31, 2008

RECEIVED

NOV 07 2008

B. B. DENNISTON III

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828

Dear Mr. Denniston:

I, Leo A. Drey, am an owner of 77,568 shares of General Electric stock. I will be glad to provide verification of ownership if you should need it.

I hereby notify you of my intention to co-file the resolution entitled "Financial Risks of Commercial Nuclear Component Manufacture" which was submitted by the GE Stockholders' Alliance for consideration and action by the stockholders at the next annual meeting, and for inclusion in the Company's proxy statement, in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the Corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Leo A. Drey

cc: Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington DC 20549

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 18, 2008

VIA OVERNIGHT MAIL
Leo A. Drey

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Drey:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 7, 2008 your letter regarding a shareowner proposal co-sponsored with the GE Stockholders Alliance entitled "Financial Risks of Commercial Nuclear Component Manufacture" for consideration at the Company's 2009 Annual Meeting of Shareowners.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that persons who wish to submit shareowner proposals must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof of your ownership of Company shares satisfying Rule 14a-8's ownership requirements as of the date that your letter was submitted to the Company.

To satisfy Rule 14a-8's ownership requirements, you must provide sufficient proof of your ownership of Company shares as of the date your letter was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which you provide sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted your letter to the Company, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2009 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Tumpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

cc: Patricia T. Birnie

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised propôsal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

usbank.com

usbank. Five Star Service Guaranteed

Private Client Group
10 North Hanley Road
St.Louis, MO 63105
314 418-2600
314 505-8290 fax

November 20, 2008

Mr. Craig Beazer
At craig.beazer@ge.com

RE: Mr. Leo A. Drey

Dear Craig:

This letter shall confirm that Mr. Leo A. Drey owned in his own Revocable Trust held at USBank, N.A., 77,568 shares of GE as of November 7, 2008. That stock position has been held in excess of one year and continues to be in his account.

Thank you for your attention to this matter.

Very Truly Yours,

Donna Schwarz
Vice President
USBank
10 N. Hanley
St. Louis, MO 63105

Mary Elizabeth Ford

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVE

NOV 05 2008

B. B. DENNISTON

October 31, 2008

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828

Dear Mr. Denniston,

I, Mary Elizabeth Ford, am an owner of 25 shares of General Electric stock. I will be glad to provide verification of ownership if you should need it.

I hereby notify you of my intention to co-file the resolution entitled "Financial Risks of Commercial Nuclear Component Manufacture" which was submitted by the GC Stockholder's Alliance for consideration and action by the stockholders at the next annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Mary Elizabeth Ford, Mrs. Amasa B.

cc: Securities and Exchange Commission

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 18, 2008

VIA OVERNIGHT MAIL
Mary Elizabeth Ford

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Ford:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 5, 2008 your letter regarding a shareowner proposal co-sponsored with the GE Stockholders Alliance entitled "Financial Risks of Commercial Nuclear Component Manufacture" for consideration at the Company's 2009 Annual Meeting of Shareowners.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that persons who wish to submit shareowner proposals must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof of your ownership of Company shares satisfying Rule 14a-8's ownership requirements as of the date that your letter was submitted to the Company.

To satisfy Rule 14a-8's ownership requirements, you must provide sufficient proof of your ownership of Company shares as of the date your letter was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which you provide sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted your letter to the Company, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2009 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

c/o Patricia T. Birnie

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

RECEIVED 10/10/08 - 10:30 Am

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I own 1200 shares of General Electric stock. Please consider this letter notification of my intention to co-file the resolution entitled "Financial Risks of Commercial Nuclear Component Manufacture" submitted by the GE Stockholders' Alliance for consideration and action by the stockholders at the 2009 annual meeting, and for inclusion in the Company's proxy statement in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely yours,

Ann Stewart

*** FISMA & OMB Memorandum M-07-16 ***

November 3, 2008

cc: Securities and Exchange Commission

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 18, 2008

VIA OVERNIGHT MAIL
Ann Stewart

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Stewart:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 10, 2008 your letter regarding a shareowner proposal co-sponsored with the GE Stockholders Alliance entitled "Financial Risks of Commercial Nuclear Component Manufacture" for consideration at the Company's 2009 Annual Meeting of Shareowners.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) (*available at* http://www.sec.gov/interps/legal/cfslb14.htm) clarifies that a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. Specifically, the SEC staff states:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the

securities for a period of one year as of the time the shareholder submits the proposal.

In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2009 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

c/o Patricia T. Birnie

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: *If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Craig T. Beazer
Counsel, Corporate and Securities
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Beazer:

Please consider this letter notification of my intention to co-file the resolution entitled "Financial Risks of Commercial Nuclear Component Manufacture" submitted by the GE Stockholders' Alliance for consideration and action by the stockholders at the 2009 annual meeting, and for inclusion in the Company's proxy statement in accordance with rule 14a-8 under the Securities and Exchange Act of 1934.

Per your correspondence of November 18, 2008, this letter also serves as my written statement that as a long-time shareholder, I intend to continue to hold 1200 shares (verification enclosed) through the date of the company's shareholders' meeting in 2009 in accordance with rule 14a-8(b) under the Securities and Exchange Act of 1934.

Should you have additional questions, please do not hesitate to contact me at 978-546-1617.

Sincerely yours,

Ann Stewart

*** FISMA & OMB Memorandum M-07-16 ***

November 21, 2008

Cc: Patricia Birnie

(Form letter of intent to co-file to General Electric Co.)

*** FISMA & OMB Memorandum M-07-16 ***

(Your address and date)
NOVEMBER 1, 2008

RECEIVED

NOV 03 2008

B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

(Your personal statement if you wish)

I, BETTY F. WEITZ, am an owner of 2160 shares of General Electric stock. I will be glad to provide verification of ownership if you should need it.

I hereby notify you of my intention to co-file the resolution entitled **"Financial Risks of Commercial Nuclear Component Manufacture"** which was submitted by the GE **Stockholder's Alliance** for consideration and action by the stockholders at the next annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,
(your signature) Betty F. Weitz

cc: Securities and Exchange Commission

Send SEC copy to:

Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

And on the lower left of the envelope, write:
Stockholder Proposal to the General Electric Company

MS BETTY F. WEITZ

*** FISMA & OMB Memorandum M-07-16 ***

BALTIMORE MD 212

01 NOV 2008 PM 7 T

BREAST CANCER

BRACKETT B. DENNISTON III, SECRETAR
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT. 06828

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 14, 2008

VIA OVERNIGHT MAIL
Betty F. Weitz

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Weitz:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 3, 2008 your letter regarding a shareowner proposal co-sponsored with the GE Stockholders Alliance entitled "Financial Risks of Commercial Nuclear Component Manufacture" for consideration at the Company's 2009 Annual Meeting of Shareowners.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that persons who wish to submit shareowner proposals must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof of your ownership of Company shares satisfying Rule 14a-8's ownership requirements as of the date that your letter was submitted to the Company.

To satisfy Rule 14a-8's ownership requirements, you must provide sufficient proof of your ownership of Company shares as of the date your letter was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which you provide sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted your letter to the Company, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2009 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(Form letter of intent to co-file to General Electric Co.)

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

*** FISMA & OMB Memorandum M-07-16 ***

October 31, RECEIVED

NOV 03 2008

B. B. DENNISTON III

Dear Mr. Denniston:

I, Faith Dorsey Adams Young am an owner of 160 shares of General Electric stock. I will be glad to provide verification of ownership if you should need it.

I hereby notify you of my intention to co-file the resolution entitled "**Financial Risks of Commercial Nuclear Component Manufacture**" which was submitted by the **GE Stockholder's Alliance** for consideration and action by the stockholders at the next annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Faith Young
(your signature)
(FAITH YOUNG)

cc: Securities and Exchange Commission

Send SEC copy to:

Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

And on the lower left of the envelope, write:
Stockholder Proposal to the General Electric Company

Faith Young

***FISMA & OMB Memorandum M-07-16 ***

NASHVILLE TN 372

31 OCT 2008 PM 1 T



Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828

Stockholder Proposal to the General Electric Company

06828+0000

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 14, 2008

VIA OVERNIGHT MAIL
Faith Young

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Young:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 3, 2008 your letter regarding a shareowner proposal co-sponsored with the GE Stockholders Alliance entitled "Financial Risks of Commercial Nuclear Component Manufacture" for consideration at the Company's 2009 Annual Meeting of Shareowners.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that persons who wish to submit shareowner proposals must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof of your ownership of Company shares satisfying Rule 14a-8's ownership requirements as of the date that your letter was submitted to the Company.

To satisfy Rule 14a-8's ownership requirements, you must provide sufficient proof of your ownership of Company shares as of the date your letter was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which you provide sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted your letter to the Company, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2009 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at craig.beazer@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 18, 2008 3:23 PM
To: Beazer, Craig T (GE, Corporate)
Subject: Faith Adams Young shareholder memo

Hello, I am today sending you by US Mail a letter indicating that I currently hold 5,160 shares of GE Company stock, have held GE shares continuously through the years and INTEND TO CONTINUE TO HOLD GE SHARES indefinitely. I've today requested BNY MELLON (Mr. Glenn Harvey) to confirm with you, also by US Mail, the number of Company shares I now hold and have held. (Although because of time constraints Mr. Harvey may have been unable to confirm the years in which I've held the shares.) Please let me know if you need additional information Thank you, meanwhile, for your very courteous patience and interest. Faith Adams Young, GE SHAREHOLDER.

Mr. Craig Beazer
GE Company

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Beazer:

As you requested I am hereby confirming that I hold a number of shares of the Company stock, have held, and intend to continue to hold. The number of shares will be confirmed to you by BNY Mellon this week, also by US Mail, (a total of 5,160, value as of yesterday, $83,127.60)

Please let me know if more information is needed. Thank you, meanwhile, for your courtesy and patience.

Sincerely,

Edith Adams Young

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 18, 2008

END